SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

A.C. MOORE ARTS & CRAFTS, INC.

(Name of Subject Company (issuer))

Nicole Crafts LLC Sbar’s Acquisition Corporation

(Names of Filing Persons (offeror))

Adolfo Piperno

(Names of Filing Persons (other Person(s)))

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Adolfo Piperno Nicole Crafts LLC 14 Sbar Boulevard Moorestown, New Jersey 08057 (856) 234-8220

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

M. Todd Wade Robert D. Klingler Bryan Cave LLP 1201 West Peachtree Street, NW Fourteenth Floor Atlanta, Georgia 30309 (404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,699,581	$4,664.17

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 25,437,238 shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc. at a purchase price of $1.60 per share. Such number of Shares consists of (i) 25,428,753 Shares issued and outstanding as of October 3, 2011, and (ii) 8,485 Shares that are expected to be issuable before the expiration of the tender offer under stock appreciation rights.
**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,664.17	Filing Party: Nicole Crafts LLC, Sbar’s Acquisition Corporation, and Adolfo Piperno
Form or Registration No.: Schedule TO	Date Filed: October 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 18, 2011, as amended by Amendment No. 1 filed on October 26, 2011 and Amendment No. 2 filed on November 1, 2011 (as so amended, the “Schedule TO”), by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”) that is controlled by Adolfo Piperno, relating to the tender offer by Purchaser, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the issued and outstanding shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (the “Company”), at a price of $1.60 per Share to the sellers thereof in cash without interest and less any required withholding taxes. All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

Item 11. Additional Information

Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On October 31, 2011, a putative shareholder derivative lawsuit captioned Heffernan v. Joyce, et al., Docket Number C 157-11, was filed in the Superior Court of New Jersey, Chancery Division, Camden County. The complaint names as defendants the members of the Company’s Board, as well as Parent and Purchaser. The Company was named as a nominal defendant. The plaintiff brought this action derivatively on behalf of the Company against the Company’s Board for alleged breaches of fiduciary duties in connection with the Transactions. The complaint alleges, among other things, that the Company’s Board breached its fiduciary duties of good faith, loyalty and due care and that Parent and Purchaser aided and abetted such purported breaches. The complaint also alleges that the Schedule 14D-9 contains materially misleading statements and omits material information. The complaint seeks, among other things, injunctive relief, including enjoining the Company’s Board, and anyone acting in concert with them, from proceeding with the Transactions; determining that the action is a proper derivative action; and an award of attorneys’ fees and other fees and costs, in addition to other relief. Parent and Purchaser believe the plaintiff’s allegations lack merit and intend to contest them vigorously; however, there can be no assurance that Parent and Purchaser will be successful in their defense.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(5)(F)	Shareholder Derivative Suit Complaint dated October 31, 2011 (Heffernan v. Joyce, et al.).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2011

NICOLE CRAFTS LLC

By:	/s/ Adolfo Piperno
Adolfo Piperno
President

SBAR’S ACQUISITION CORPORATION

By:	/s/ Adolfo Piperno
Adolfo Piperno
President

/s/ Adolfo Piperno
Adolfo Piperno

EXHIBIT INDEX

(a)(5)(F)	Shareholder Derivative Suit Complaint dated October 31, 2011 (Heffernan v. Joyce, et al.).